FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2007
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Webzen FY2007 Interim Financial Statements
2.	Webzen FY2007 Second Quarter Earnings Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	August 8, 2007	By:	/s/ Won Seon Kim
			Name:	WON SEON KIM
			Title:	Chief Financial Officer

WEBZEN INC. FY 2007 INTERIM FINANCIAL STATEMENTS

Webzen Inc.
Non-consolidated Balance Sheet

(* The FY 2007 Interim financials have been prepared on an unaudited basis, and may be subject to change during the independent auditing process
* The FY 2007 Interim financial statements are non-consolidated, and have been prepared under the Korean General Accepted Accounting Principles)

As of
	31-Dec-06 KRW	31-Mar-07 KRW	30-Jun-07 KRW
Assets

I. Current assets	99,658,502,314	91,073,195,756	84,226,743,740
(1) Quick assets	99,658,502,314	91,073,195,756	84,226,743,740
1. Cash and cash equivalents	76,238,563,962	68,984,802,327	66,704,270,232
2. Short-term financial instruments	4,445,690,286	4,445,931,689	1,435,690,277
3. Accounts receivable	4,949,516,538	5,981,066,030	6,436,778,624
4. Short-term loans	962,392,920	794,073,500	702,163,200
5. Prepaid expenses	252,676,392	636,410,829	623,313,535
6. Deferred income tax debits	-	-	-
7. Other current assets
Accrued income receivable	420,319,037	443,507,552	261,617,827
Non-trade receivable	64,741,816	609,690,671	123,583,220
Marketable securities	11,747,356,143	8,499,256,998	7,606,918,849
Advance payments	38,353,000	559,938,720	61,486,936
Prepaid income taxes	538,892,220	118,517,440	270,921,040
Value added tax	-	-	-

II. Non-current assets	65,219,879,590	67,702,694,985	70,421,603,467
(1) Investments	3,892,174,349	3,843,461,701	3,355,547,940
1. Long-term financial instruments	-	-	-
2. Investments in securities according to equity method	1,737,121,508	1,509,897,190	822,251,484
3. Long-term loans	2,155,052,841	2,333,564,511	2,533,296,456

(2) PP&E	11,221,639,851	10,865,609,588	10,446,626,867
1. Land	2,611,544,500	2,611,544,500	2,611,544,500
2. Buildings and auxiliary facilities	5,602,562,912	5,564,165,916	5,525,768,919
3. Equipment	2,561,237,036	2,342,583,045	1,993,557,661
4. Facilities	446,295,403	347,316,127	315,755,787

(3) Intangible assets	12,740,313,585	12,227,708,141	11,850,295,429
1. Capitalized R&D costs	9,366,733,838	9,166,047,486	8,965,361,135
2. Software	3,373,579,747	3,061,660,655	2,884,934,294

(4) Other non-current assets	37,365,751,805	40,765,915,555	44,769,133,231
1. Long-term prepaid expenses	18,382,683,300	21,382,847,050	24,390,113,926
2. Guarantee deposits	18,682,266,355	19,082,266,355	20,078,217,155
3. Other investments	300,802,150	300,802,150	300,802,150
4. Long-term deferred income tax debits	-	-	-
Total assets	164,878,381,904	158,775,890,741	154,648,347,207

I. Current liabilities	7,269,155,752	8,941,950,161	7,503,880,957
1. Accounts payable	1,215,266,183	1,517,357,520	1,447,668,439
2. Accrued expenses	465,467,883	1,159,391,206	521,580,319
3. Unearned revenues	4,084,039,983	4,469,402,118	3,833,128,013
4. Other current liabilities
Withholdings	253,692,658	279,037,959	175,809,285
Withhold Value added tax	213,494,404	350,984,956	256,194,569
Deposits received	871,875,000	871,875,000	971,875,000
Provision for other estimated liabilities	62,300,000	144,327,420	147,155,858
Advanced received	103,019,641	101,251,176	101,296,076
Long-term current liabilities	-	48,322,806	46,173,398
Provision for sales promotion	-	-	-

II. Fixed liabilities	5,640,781,629	6,240,420,280	6,808,666,219
1. Long-term unearned income	27,851,773	954,324,658	1,833,279,132
2. Accrued severance benefits	5,602,929,856	5,161,149,381	4,863,057,805
3. Long-term borrowings	10,000,000	12,946,241	112,329,282
Total liabilities	12,909,937,381	15,182,370,441	14,312,547,176

I. Capital stock	6,486,000,000	6,486,000,000	6,486,000,000
1. Common stock	6,486,000,000	6,486,000,000	6,486,000,000

II. Capital surplus	135,466,502,809	135,466,502,809	135,466,502,809
1. Additional paid-in capital	135,466,502,809	135,466,502,809	135,466,502,809

III. Retained earnings	22,298,261,066	16,372,240,902	13,954,504,744
1. Legal appropriated retained earnings	322,500,000	322,500,000	322,500,000
2. Appropriated-Reserve for business rationalization	117,904,363	117,904,363	117,904,363
3. Appropriated-Reserve for future investments	442,699,142	442,699,142	442,699,142
4. Unappropriated retained earnings to be carried forward	21,415,157,561	15,489,137,397	13,071,401,239

IV. Capital adjustments	(12,282,319,352)	(14,731,223,411)	(15,571,207,522)
1. Capital Adjustment-Unrealized gains on AFS	6,771,795,838	4,230,254,190	3,378,222,940
2. Capital Adjustment-Unrealized losses on AFS	-	-	-3,792,758
3. Loss on investments in equity method securities	(18,307,830,040)	(18,307,830,040)	(18,307,479,566)
4. Stock option	719,780,537	781,858,501	792,346,002
5. Treasury Stock	(1,453,391,587	(1,422,831,962)	(1,417,479,566)
6. Gains on sale of treasury stock	(12,674,100)	(12,674,100)	(12,674,100)
Total shareholders' equity	151,968,444,523	143,593,520,300	140,335,800,031
Total liabilities and SE	164,878,381,904	158,775,890,741	154,648,347,207

Webzen Inc.
Non-consolidated Income Statement

(* The FY 2007 Interim financials have been prepared on an unaudited basis, and may be subject to change during the independent auditing process
* The FY 2007 Interim financial statements are non-consolidated, and have been prepared under the Korean General Accepted Accounting Principles)

Three months ended		Six months ended
31-Mar-07	30-Jun-07	30-Jun-07
KRW	KRW	KRW

I. Sales	6,298,789,458	7,396,790,004	13,695,579,462
Online game	5,353,668,654	4,823,470,559	10,177,139,213
Royalty	945,120,804	2,573,319,445	3,518,440,249
II. Cost of goods sold	3,870,207,935	3,259,382,780	7,129,590,715
Online game	3,870,207,935	3,259,382,780	7,129,590,715
III. Gross profit	2,428,581,523	4,137,407,224	6,565,988,747
IV. SG&A	7,373,785,608	5,947,618,617	13,321,404,225
Salaries expenses	1,756,697,183	1,695,719,420	3,452,416,603
Bonus	282,927,707	(128,312,247)	154,615,460
Severance benefits	18,935,573	239,201,349	258,136,922
Welfare benefits	223,171,559	202,024,487	425,196,046
Travel expenses	99,720,986	128,541,775	228,262,761
Entertainment expenses	64,183,622	66,381,969	130,565,591
Communication expense	18,220,896	17,390,778	35,611,674
Utility expenses	25,484,950	17,287,310	42,772,260
Taxes and dues	80,324,135	78,408,640	158,732,775
Depreciation	92,262,049	115,972,943	208,234,992
Rental expense	58,580,986	60,852,761	119,433,747
Repairs expense	15,500	-	15,500
Insurance premium	53,118,412	82,875,132	135,993,544
Vehicle maintenance expenses	16,687,788	14,594,069	31,281,857
Ordinary research and development expenses	3,199,130,063	2,272,975,814	5,472,105,877

Freight expenses	3,898,468	3,189,562	7,088,030
Training expenses	11,310,718	20,826,235	32,136,953
Publication expenses	6,070,210	7,618,722	13,688,932
Office supplies expenses	3,676,826	4,132,118	7,808,944
Supplies expenses	7,116,443	7,753,525	14,869,968
Commissions paid	734,552,898	649,531,588	1,384,084,486
Advertising expenses	313,725,045	159,278,928	473,003,973
Bad debt expenses	-	-	-
Sales commissions	209,828,101	133,959,200	343,787,301
Amortization cost of intangible assets	44,232,748	45,344,356	89,577,104
Sample expenses	-	-	-
Compensation expenses assoc. w/ stock options	49,912,742	52,070,183	101,982,925
V. Operating Profit	(4,945,204,085)	(1,810,211,393)	(6,755,415,478)
VI. Non-operating income	1,179,460,276	1,388,699,121	2,495,465,475
Interest income	881,621,940	918,359,515	1,799,981,455
Gains on foreign currency transaction	17,902,671	27,716,797	45,619,468
Gains on foreign currency translation	44,648,571	2,550	2,550
Income from commission	12,705,600	12,000,000	24,705,600
Gains on available for sale securities	56,184,211	300,738,320	356,922,531
Gains on disposition of PPE	211,508	-	211,508
Equity income on investments	28,045,351	-	-
Reversal of Compensation Exp. Associated with SO	137,841,548	100,194,197	238,035,745
Dividends income	-	29,506,944	29,506,944
Miscellaneous income	298,876	180,798	479,674
VII. Non-operating expenses	1,117,407,565	1,567,858,451	2,612,572,094
Interest Expense	1,972,517	2,788,838	4,761,355
Losses on foreign currency transaction	17,418,761	29,022,332	46,441,093
Losses on foreign currency translation	123,985	78,687,463	34,162,877
Loss on disposal of tangible assets	5,727,809	1,504,169	7,231,978
Equity losses on investments	1,043,436,924	1,250,299,457	2,265,691,030
Losses on disposal of available-for-sale securities	-	-	-
Donations	-	-	-
Miscellaneous losses	48,727,569	205,556,192	254,283,761

VIII. Profit before extraordinary items	(4,883,151,374)	(1,989,370,723)	(6,872,522,097)
IX. Extraordinary gains	-	-	-
X. Extraordinary losses	-	-	-
XI. Income before income tax expenses	(4,883,151,374)	(1,989,370,723)	(6,872,522,097)
XII. Income tax expenses	1,042,868,790	428,365,435	1,471,234,225
XIII. Net income (loss)	(5,926,020,164)	(2,417,736,158)	(8,343,756,322)

* The financial results for FY2007 Second quarter have been prepared on an un-audited basis according to Korean GAAP standards, and may be subject to change during the independent auditing process. Webzen Inc. disclaims responsibility for individual investment decisions made based on this material.

Webzen FY2007 Second Quarter Results Summary

(Unit: KRW mm)
	2007 Q2	2007 Q1	QoQ	2006 Q2	YoY
Revenue	7,397	6,299	17.4%	6,368	16.2%
Operating Expenses	9,207	11,244	-18.1%	17,307	46.8%
Operating Profit	-1,810	-4,945	-	-10,939	-
OP Margin	-	-	-		-
Ordinary Profit	-1,989	-4,883	-	-11,391	-
Ordinary Profit Margin	-	-	-		-
Net Income	-2,418	-5,926	-	-8,798	-

Revenue Breakdown
(Unit: KRW mm)
	2007 Q2	2007 Q1	QoQ	2006 Q2	YoY
Revenue	7,397	6,299	17.4%	6,368	16.2%
Domestic	4,821	5,351	-9.9%	4,572	5.4%
Overseas	2,573	943	172.9%	1,775	45.0%
Other	3	5	-40.0%	21	-85.7%

Domestic Revenue Breakdown
(Unit: KRW mm)
	2007 Q2	2007 Q1	QoQ	2006 Q2	YoY
MU	4,125	4,392	-6.1%	4,572	-9.8%
Individual	3,310	3,426	-3.4%	3,440	-3.8%
Internet Café	815	966	-15.6%	1,132	-28.0%
Soul of the Ultimate Nation (SUN)	696	959	-27.4%	-	-
Individual	340	435	-21.8%	-	-
Internet Café	356	524	-32.1%	-	-
Total	4,821	5,351	-9.9%	4,572	5.4%
During 2nd quarter, we realized a 7.4 billion won revenue. This is a 17% increase from previous quarter, and 16% increase YoY.
Domestic revenue decreased 10% to 4.8 billion won. MU’s domestic revenue decreased slightly, and also SUN’s domestic revenue has decreased since commercial launch. Among the domestic revenue, MU’s individual accounts decreased 3% to 3.3 billion won and internet café revenue decreased 16% to 800 million won. We have implemented a value-added premium service for MU on June 19th, and are expecting revenue to improve. SUN’s revenue, including internet café revenue, was 700 million won, which decreased 27% QoQ. SUN’s domestic revenue decrease was caused by the delay in updates of the game due to the allocation of our technical support resources in the overseas markets, for the commercial launch of SUN in China. We launched a major update of SUN on July 10 in Korea, and are expecting a gradual increase in revenue. We are planning continuous updates and events in second half, so we are expecting domestic revenue to improve after third quarter.

Overseas Royalty Revenue Breakdown
(Unit: KRW mm)
	2007 Q2	2007 Q1	QoQ	2006 Q2	YoY
MU	976	759	28.6%	1,775	-45.0%
China	51	55	-7.3%	59	-13.6%
Taiwan	98	104	-5.8%	124	-21.0%
Japan	675	347	94.5%	487	38.6%
Thailand	-	-	-	123	-
Philippines	55	61	-9.8%	126	-56.3%
Vietnam	35	124	-71.8%	345	-89.9%
U.S.	62	68	-8.8%	511	-87.9%
Soul of the Ultimate Nation (SUN)	1,576	184	765.5%	-	-
Taiwan	177	184	-3.8%	-	-
China	1,399	-	-	-	-
Other	21	-	-	-	-
TOTAL	2,573	943	172.9%	1,775	45.0%
2nd quarter overseas royalty increased 173% to 2.6 billion won due to the commercial launch of SUN in Taiwan and China. MU’s overseas royalty revenue increased 29% to 970 million won. This was due to the big revenue increase from Japan since the switch to microtransaction model. SUN’s overseas royalty revenue increased to 1.6 billion won due to the recognition of technical support fee and license fee received from China related to the commercial launch of SUN. With the continuous increase of MU royalty revenues from since the change to microtransaction model, and the stable service of SUN in China, we expect overseas royalty revenue to increase.

Total Operating Expenses
(Unit: KRW mm)
	2007 Q2	2007 Q1	QoQ	2006 Q2	YoY
Total Operating Costs	9,207	11,244	-18.1%	17,307	-46.8%
Labor Costs	4,763	5,978	-20.3%	6,362	-25.1%
Depreciation	538	515	4.5%	670	-19.7%
Commission Paid	1,180	1,760	-33.0%	1,866	-36.8%
Marketing Expenses	159	314	-49.4%	5,285	-97.0%
Sales Commission	134	210	-36.2%	187	-28.3%
Other	2,433	2,467	-1.4%	2,937	-17.2%
Due to the reduction of personnel, labor costs decreased 20% to 4.7 billion won. Through efficient management of personnel, total headcount decreased by 37 to 541 as of end of 2nd quarter. Depreciation increased 4.5% to 530 million won, and sales commission decreased 36% to 130 million won. Commission paid decreased 33% to 1.2 billion won. Also, by reducing unnecessary marketing costs, marketing expenses decreased 49% to 160 million won. During the second half of 2007, we are expecting an increase in marketing costs, related to the close beta tests of our new games. But we will continue to minimize marketing costs through effective marketing activities.

Non-operating Items
(Unit: KRW mm)
	2007 Q2	2007 Q1	QoQ	2006 Q2	YoY
Non-operating Income	-179	62	-	-453	-
Interest Income	916	880	4.1%	1,033	-11.%
Profit (Loss) on Foreign Exchange	-80	45	-	-51	-
Gain on Equity Method	-1,250	-1,015	-	-1,594	-
Gain on disposal of Marketable Securities	301	56	437.5%	-	-
Other	-66	96	-	159	-
We realized a non-operating income of 180 million won. Although our cash balance decreased, due to the rise in interest rates, our interest income increased by 4% to 916 million won. As of end of second quarter, cash, cash equivalents, and marketable securities, excluding GameOn shares, was 71 billion won, which decreased by 4.9 billion won from previous quarter.

Equity Method
(Unit: KRW mm)
	2007 Q2	2007 Q1	QoQ	2006 Q2	YoY
9Webzen	-	-	-	-	-
Webzen Taiwan	-268	-286	-	-385	-
Webzen China	-	-	-	-192	-
Webzen America	-416	28	-	174	-
Total	-566	-757	-	-1,191	-
Loss in equity method increased by 235 million won to -1.2 billion won.

Contacts:
Webzen Inc.
Daelim Acrotel Building, 6th Floor
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971

Sung Ho Lee
Investor Relations
(822) 3498-6818